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                                                                            Exhibit 99(d)

                          Entergy Mississippi, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
   Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                            Twelve Months Ended
                                                                                                                 March 31,
                                                               1997      1998       1999      2000       2001      2001
Fixed charges, as defined:
  Total Interest                                               $45,274   $40,927    $38,840   $44,877    $50,991   $49,197
  Interest applicable to rentals                                 1,947     1,864      2,261     1,596      1,849     1,801
                                                               -----------------------------------------------------------
Total fixed charges, as defined                                 47,221    42,791     41,101    46,473     52,840   $50,998

Preferred dividends, as defined (a)                              5,123     4,878      4,878     5,347      4,674     4,615
                                                               -----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $52,344   $47,669    $45,979   $51,820    $57,514   $55,613
                                                              ============================================================

Earnings as defined:

  Net Income                                                   $66,661   $62,638    $41,588   $38,973    $39,620   $40,914
  Add:
    Provision for income taxes:
    Total income taxes                                          26,744    28,031     17,537    22,868     20,464    20,775
    Fixed charges as above                                      47,221    42,791     41,101    46,473     52,840    50,998
                                                              ------------------------------------------------------------

Total earnings, as defined                                    $140,626  $133,460   $100,226  $108,314   $112,924  $112,687
                                                              ============================================================
Ratio of earnings to fixed charges, as defined                    2.98      3.12       2.44      2.33       2.14      2.21
                                                              ============================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  2.69      2.80       2.18      2.09       1.96      2.03
                                                              ============================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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